                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE PLAN YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                    to
                                       -----------------



                          COMMISSION FILE NUMBER 1-9334
                                                 ------


               BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
               --------------------------------------------------
                            (Full title of the plan)

                        C/O BALDWIN AMERICAS CORPORATION
                        --------------------------------
                                12 COMMERCE DRIVE
                                -----------------
                                SHELTON, CT 06484
                                -----------------
                              (Address of the plan)


                        BALDWIN TECHNOLOGY COMPANY, INC.
                        --------------------------------
                                12 COMMERCE DRIVE
                                -----------------
                                SHELTON, CT 06484
                                -----------------
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

               BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                         Page(s)
Report of Independent Registered Public Accounting Firm                     1

Financial Statements:
Statements of Net Assets Available for Benefits at
  December 31, 2003 and 2002                                                2

Statement of Changes in Net Assets Available for Benefits
  For the year ended December 31, 2003                                      3

Notes to Financial Statements                                              4-8

Supplemental Schedule: *
  Schedule of Assets (Held at End of Year) at December 31, 2003             9

Signatures                                                                 10

EXHIBIT #1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Baldwin Technology Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baldwin Technology Profit Sharing and Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Stamford, CT
June 28, 2004

               Baldwin Technology Profit Sharing and Savings Plan
                 Statements of Net Assets Available for Benefits

                                                   December 31,     December 31,
                                                       2003             2002
                                                   ------------     ------------
Assets:
Investments, at fair value                         $  9,668,364     $ 10,001,252
Participant loans                                        93,557          232,431
                                                   ------------     ------------
                                                      9,761,921       10,233,683
                                                   ------------     ------------
Receivables:
  Employer's contribution                                    --           60,220
  Participants' contributions                            12,327            7,993
                                                   ------------     ------------
  Total receivables                                      12,327           68,213
                                                   ------------     ------------

Net assets available for benefits                  $  9,774,248     $ 10,301,896
                                                   ============     ============


   The accompanying notes are an integral part of these financial statements.

               Baldwin Technology Profit Sharing and Savings Plan
            Statement of Changes in Net Assets Available for Benefits

                                                                    Year Ended
                                                                 December 31, 2003
                                                                 -----------------
Additions:
   Participants' contributions                                     $    472,213
   Employers' contributions                                             111,597
                                                                   ------------

                                                                        583,810
                                                                   ------------
   Investment income:
       Interest                                                          16,058
       Dividends                                                        165,769
       Net appreciation in fair value of investments                  1,669,309
                                                                   ------------
       Total investment income                                        1,851,136
                                                                   ------------

       Total additions                                                2,434,946
                                                                   ------------

Deductions:
       Benefits paid to participants                                  2,962,048
       Administrative expenses                                              546
                                                                   ------------
       Total deductions                                               2,962,594
                                                                   ------------

       Net decrease                                                    (527,648)
                                                                   ------------

Net assets available for benefits:
       Beginning of year                                             10,301,896
                                                                   ------------

       End of year                                                 $  9,774,248
                                                                   ============


   The accompanying notes are an integral part of these financial statements.

                               BALDWIN TECHNOLOGY
                         PROFIT SHARING AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Baldwin Technology Profit Sharing and Savings Plan (the "Plan" or the "Baldwin Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is available to substantially all domestic employees of Baldwin Technology Company, Inc. (the "Company").

Eligibility

All full time and part time employees of the Company are eligible to participate on his/her first day of employment.

Plan Amendment

Plan sponsors who adopted a prototype plan were required to amend their plans to include provisions required by the Uruguay Round Agreements Act (GATT); Uniformed Services Employment and Reemployment Rights Act (USERRA); Small Business Job Protection Act (SBJPA); Taxpayer Relief Act of 1997; IRS Restructuring and Reform Act of 1998; and Community Renewal Tax Relief Act of 2000 (collectively known as "GUST") by September 30, 2003. The Baldwin Plan was amended on September 1, 2003 to conform to GUST requirements. The plan was further amended on September 1, 2003 to conform to the Required Minimum Distribution Model Amendment as required by Internal Revenue Code 401(a)(9). A determination letter was filed for by the prototype plan sponsor and a favorable opinion letter was received from the Internal revenue Service on April 23, 2002.

Contributions

Each participant may elect to defer from 1% to 20% of their compensation, up to the Annual Compensation Limit as defined by the Internal Revenue Code ("IRC"), on both a tax-deferred and taxable basis into one or a combination of funds. Pursuant to the Tax Reform Act of 1986 as amended, the maximum tax-deferred contribution an employee may make for the year ended December 31, 2003 was $12,000. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), participants age 50 and over may make an additional tax-deferred catch-up contribution of $2,000 for the year ended December 31, 2003.

Effective January 1, 2002, the Company began making matching contributions equal to 100% of the participant's elective deferrals up to 3% of eligible compensation, plus 50% of the participant's elective deferrals greater than 3% of eligible compensation, but not more than 5% of eligible compensation ("Safe Harbor Contributions") quarterly for each participant. The Company may also contribute an amount as the Board of Directors, in its absolute discretion, may determine (the "Discretionary Contributions"). Company cash contributions are invested for each participant based upon the current election in effect at the time the Company contribution is made.

Upon enrollment into the Plan, a participant may direct employee contributions in 1% increments into any of fifteen investment options. Employer contributions are allocated to the investments based on the participant's investment options at the time of the employer contribution. Participant contributions are remitted each week to the trustee, whereas Safe Harbor Contributions are remitted quarterly and Discretionary Contributions, if any, are remitted annually.

Vesting

Participants will, at all times, be fully vested in the fair value of their contributions. Participants vest 100% immediately in the Company's Safe Harbor Contributions, however, participants continue to become vested in employer Discretionary Contributions, based upon their years of vesting service, as shown below:

                  Full years of                    Percent
                 Vesting Service                   Vested
                 ---------------                   ------
             Less than 2 years                         0%
             2 but less than 3 years                  20%
             3 but less than 4 years                  40%
             4 but less than 5 years                  60%
             5 but less than 6 years                  80%
             6 or more years                         100%

Employees who are age 55 or older, or who become disabled or die while employed by the Company, are automatically 100% vested in the value of the Company contributions credited to their accounts regardless of their years of service.

Withdrawals and Distributions

Participants may withdraw after-tax contributions from their account balance while working and, in limited cases (as defined by the Plan's provisions) may withdraw before-tax contributions. Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant's interest in the fixed income funds, mutual funds and stock funds. The amount of the distribution attributable to the participant's Baldwin Stock Fund account shall be distributed in the form of shares of the Company's Class A Common Stock. Notwithstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution at the Plan Administrator's sole discretion.

Upon a participant's termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant's account, as valued on the day coinciding with or following the date of the termination of employment will be paid to the participant, or in the case of death, to the participant's designated beneficiary.

Upon termination of employment for reasons other than those set forth above, if the vested balance is $5,000 or less and the participant has not requested a distribution, the entire vested balance of the participant's account, as valued on the day coinciding with or following the date of termination of employment, may be paid to the participant or remain in the Plan at the Plan Administrator's option. If the vested balance is greater than $5,000, the participant has the option not to receive a distribution, and therefore, distributions will not be made until requested by the participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, and are subject to applicable Department of Labor and Internal Revenue Service regulations. The loans are collateralized by the balance in the participant's account and bear interest at rates of prime plus 1%, currently ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined periodically by the Plan Administrator.

Forfeitures

Upon a participant's separation from service, amounts, which have not vested, will be forfeited. Should a participant resume employment within 60 months of termination, the amount of such forfeiture will be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available as additional employer contributions. Accumulated forfeitures totaled $60,016 and $131,263 at December 31, 2003 and 2002, respectively. During the plan year ending December, 31, 2003 the Company utilized $88,008 in accumulated forfeitures to reduce the Company contributions.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair market value, the last sales price of the last business day of the year, as reported as of the close of regular trading.

The Baldwin Stock Fund is a unitized fund, which invests solely in the Class A Common Stock of Baldwin Technology Company, Inc. The fund retains a certain amount of cash in order to complete a purchase or sale transaction on the same day as the request is received from a participant. Excess cash is held in a short-term money market fund within the Baldwin Stock Fund. Excess cash and cash equivalents at December 31, 2003 and 2002 amounted to $19,219 and $5,496, respectively.

Participant loans are valued at cost, which approximates fair value.

Investment Income

Dividends are recorded on the ex-dividend date. Interest and other income is recorded as earned on the accrual basis.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the average cost of the fund shares. Unrealized gains and losses (appreciation (depreciation) in fair value of investments) on investments held by the Plan at December 31, 2003 are calculated based upon the difference between the fair value as determined by quoted market prices of investments held at the end of the year less their average cost. The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administration

The Plan is administered by The Advisory Committee (the "Committee"), which is appointed by the Board of Directors of Baldwin Americas Corporation.

Administrative Expenses

All administrative expenses related to the Plan, are paid by the Company except for various asset management fees, which are paid by each particular fund.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit obligations to participants

Benefits are recorded when paid. Accordingly, benefits payable to terminated employees are not deducted in arriving at net assets available for benefits. In October 2002, the Company divested its former Baldwin Kansa business ("BKA"). As a result, the plan made distributions either to the former employees of BKA or to a plan established by the purchasers of BKA for the benefit of those participants who were employees of BKA. As of December 31, 2003 $46,640 of the Plan assets remained to be distributed, and will only be distributed when instructed by the participants to do so. These participants may remain in the Plan indefinitely as inactive participants.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of MFS Retirement Services, Inc. ("MFS"). MFS is the administrative services provider and record keeper, as defined by the Plan and therefore, these transactions qualify as party in interest transactions. Fees paid by the Plan to MFS during the year ended December 31, 2003 were $546. In addition, the Company pays certain costs on behalf of the Plan.

At December 31, 2003 and 2002, the Plan held 164,448 and 180,349 shares respectively, of the Baldwin Technology Company, Inc. Class A Common Stock with a fair value of $378,230 and $79,354, respectively.

NOTE 4 - INVESTMENTS

The following investments represented 5 percent or more of the Plan's net assets at either December 31, 2003 or 2002:

                                                            December 31,
                                                            ------------
                                                       2003              2002
                                                    ----------        ----------
MFS Institutional Fixed Fund                        $1,701,114        $2,215,369
MFS Total Return Fund                               $1,791,335        $2,170,580
MFS Massachusetts Investors Trust                   $1,679,897        $1,556,403
MFS Emerging Growth Fund                            $1,409,292        $1,140,728
MFS Global Equity Fund                              $1,024,280        $  846,597
Van Kampen Emerging Growth Fund                     $  668,886        $  575,751
PIMCO Total Return Fund                             $  539,049        $1,007,741

During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments sold during the year) appreciated in value by $1,669,309 as follows:

                                                        Year Ended
                                                     December 31, 2003
                                                     -----------------
        Mutual Funds                                  $     1,313,475
        Baldwin Stock Fund                                    355,834
                                                      ---------------
                                                      $     1,669,309
                                                      ===============

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Committee reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts, no new funds will be contributed and the Plan's assets will be administered and distributed.

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2003

            Identity Of  Issue/
         Description Of Investment                                                     Current Value
         -------------------------                                                     -------------
*MFS Institutional Fixed Fund / Collective Investment Trust                           $     1,701,114
*MFS Total Return Fund / Common Stock & Bonds                                               1,791,335
*MFS Massachusetts Investors Trust / Common Stock                                           1,679,897
*MFS Emerging Growth Fund / Common Stock                                                    1,409,292
*MFS Global Equity Fund / Equities                                                          1,024,280
  PIMCO Total Return Fund / Bonds                                                             539,049
  Van Kampen Emerging Growth Fund / Common Stock                                              668,886
 *Baldwin Stock Fund  / Common Stock                                                          397,524
 *MFS Mid-Cap Growth Fund / Common Stock                                                       17,410
  Munder Index 500 Fund / Common Stock                                                        117,884
  Neuberger Berman Genesis Advisor Fund / Common Stock                                        186,919
  Van Kampen Common Stock Fund / Common Stock                                                  77,205
  Conservative Allocation Fund / Common Stock                                                  19,739
  Moderate Allocation Fund / Common Stock                                                      37,830
 *Participant loans (interest rates ranging from 5.25% to 10.50%)                              93,557
                                                                                      ---------------

Total Assets (Held at End of Year)                                                    $     9,761,921
                                                                                      ===============


* These represent parties-in-interest investments.
* Cost omitted for participant-directed investments

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Baldwin Technology Profit Sharing and Savings Plan
June 28, 2004


/s/ John D. Lawlor
--------------------------------------
John D. Lawlor, Plan Administrator
Baldwin Americas Corporation